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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                             (Amendment No. ____)*



                   Interstate National Dealer Services, Inc
--------------------------------------------------------------------------------
                               (Name of Issuer)


                                 Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   46102P104
                         -----------------------------
                                (CUSIP Number)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 7 pages

---------------------                                    ---------------------
  CUSIP NO. 46102P104               13G                    Page 2 of 7 Pages
---------------------                                    ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Oberweis Asset Management, Inc.

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
      Not Applicable                                            (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Illinois

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            None

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          201,500
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             None

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          201,500
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      201,500
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
      Not Applicable                                                [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      5.9%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      IA

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                    ---------------------
  CUSIP NO. 46102P104               13G                    Page 3 of 7 Pages
---------------------                                    ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      James D. Oberweis

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
      Not Applicable                                            (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      U.S.A.

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            None

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          201,500
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             None

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          201,500
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      201,500
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
      Not Applicable                                                [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      5.9%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      IN

------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a)  Name of Issuer:

                    Interstate National Dealer Services, Inc.

Item 1(b)  Address of Issuer's Principal Executive Offices:

                    333 Earle Ovington Boulevard
                    Mitchel Field, NY 11553-9340

Item 2(a)  Name of Person Filing:

                    Oberweis Asset Management, Inc. ("OAM");
                    James D. Oberweis ("Mr. Oberweis")

Item 2(b)  Address of Principal Business Office:

                    OAM, and Mr. Oberweis are both located at:

                    951 Ice Cream Drive, Suite 200
                    North Aurora, Illinois 60542

Item 2(c)  Citizenship:

                    OAM is an Illinois Corporation.
                    Mr. Oberweis is a U.S. citizen.

Item 2(d)  Title of Class of Securities:

                    Common Stock

Item 2(e)  CUSIP Number:

                    46102P104

Item 3     Type of Person:

           (e) OAM is an Investment Advisor registered under section 203 of the Investment Advisors Act of 1940, Mr. Oberweis is the principal stockholder of OAM.

                               Page 4 of 7 pages

Item 4     Ownership (at December 31, 1996):

                    (a) Amount owned "beneficially" within the meaning of rule 13d-3:

                         201,500 shares

                    (b)  Percent of class:

                         5.9%

                    (c)  Number of shares as to which such person has:

                              (i)   sole power to vote or to direct the vote:
                                    none
                              (ii)  shared power to vote or to direct the vote:
                                    201,500
                              (iii) sole power to dispose or to direct the
                                    disposition of:  none
                              (iv)  shared power to dispose or to direct
                                    disposition of:  201,500

                         OAM serves as investment advisor to The Oberweis Funds (the "Fund"). Various of OAM's shareholders and employees are also officers and trustees of the Fund, but OAM does not consider the Fund to be controlled by such persons. Although the Fund is not controlled by OAM, pursuant to rule 13d-3(a) the 100,000 shares beneficially owned by the Fund, with respect to which the Fund has delegated to OAM shared voting power and shared dispositive power, are considered to be shares beneficially owned by OAM by reason of such delegated powers. In addition to the shares beneficially owned by the Fund, other clients of OAM may own shares which are not included in the aggregate number of shares reported herein because OAM does not have or share voting or investment power over those shares.

Item 5     Ownership of Five Percent or Less of a Class:

                    Not Applicable

Item 6     Ownership of More than Five Percent on Behalf of Another Person:

                    The shares reported herein have been acquired on behalf of discretionary clients of OAM. Persons other than OAM are entitled to receive all dividends from, and proceeds from the sale of, those shares.

                               Page 5 of 7 pages

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
           Company:

                    Not Applicable

Item 8     Identification and Classification of Members of the Group:

                    Not Applicable

Item 9     Notice of Dissolution of Group:

                    Not Applicable

Item 10    Certification:

                By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                               Page 6 of 7 pages

                                   Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 8, 1997

               The undersigned corporation, on the date above written, agrees and consents to the joint filing on its behalf of this Schedule 13G in connection with its beneficial ownership of the security reported herein.



                                 Oberweis Asset Management, Inc.

                                 By: /s/ Patrick B. Joyce
                                     -------------------------------
                                         Patrick B. Joyce
                                         Executive Vice President


               The undersigned individual, on the date above written, agrees and consents to the joint filing on his behalf of this Schedule 13G in connection with his beneficial ownership of the security reported herein.



                                     /s/ James D. Oberweis
                                     -------------------------------
                                         James D. Oberweis


                               Page 7 of 7 pages